Exhibit 99.1

TSX/NYSE/PSE: MFC SEHK: 945	C$ unless otherwise stated

TORONTO, ON – May 8, 2024 – Manulife Financial Corporation (“Manulife” or the “Company”) reported its first quarter results for the period ended March 31, 2024, delivering strong core ROE and topline growth, and closing the largest long-term care (“LTC”) reinsurance transaction in the industry.

Key highlights for the first quarter of 2024 (“1Q24”) include:

•	Core earnings[1] of $1.8 billion, up 16% on a constant exchange rate basis[2] from the first quarter of 2023 (“1Q23”)

•

Net income attributed to shareholders of $0.9 billion, down $0.5 billion from 1Q23. Excluding the impact of the reinsurance transaction with Global Atlantic (the “GA Reinsurance Transaction”), which had a largely neutral impact on book value, 1Q24 net income attributed to shareholders was $1.6 billion[1], up $0.2 billion from 1Q23

•	Core EPS[3] of $0.94, up 20%[2] from 1Q23. EPS of $0.45, down 38%[2] from 1Q23. Excluding the impact of the GA Reinsurance Transaction, EPS was $0.87[3], up 21%[2] from 1Q23

•	Core ROE[3] of 16.7% and ROE of 8.0%. Excluding the impact of the GA Reinsurance Transaction, ROE was 15.5%[3]

•	LICAT ratio[4] of 138%

•	APE sales 21% higher[5], new business CSM up 52%[2] and new business value (“NBV”) up 34%[5] from 1Q23[6]

•	Global Wealth and Asset Management (“Global WAM”) net inflows[5] of $6.7 billion, up from $4.4 billion in 1Q23

“After a milestone year for Manulife, we continued to show strong momentum in 1Q24 by delivering superior results, including 20% core EPS growth, an increase of 11% in adjusted book value per common share3, and record level APE sales with double-digit growth across each of our insurance segments. We again demonstrated a disciplined focus on execution by closing the largest ever LTC reinsurance transaction in the first quarter and entering the largest ever universal life reinsurance agreement in Canada. I’m excited by our momentum in the first quarter and by the opportunities ahead of us to continue generating shareholder value.”

—Roy Gori, Manulife President & Chief Executive Officer

“We had a strong start to 2024 with record levels of new business CSM and new business value, reflecting 52% and 34% growth, respectively. Global WAM saw strong net inflows of $6.7 billion, and our capital position remains robust with a LICAT ratio of 138%. Looking ahead, we remain committed to further improving ROE through disciplined capital allocation and continued business performance improvements.”

—Colin Simpson, Manulife Chief Financial Officer

Results at a Glance

	Quarterly Results

($ millions, unless otherwise stated)	1Q24	1Q23	Change[2,5]
Net income attributed to shareholders	$866	$1,406	(38)%
Core earnings	$1,754	$1,531	16%
EPS ($)	$0.45	$0.73	(38)%
Core EPS ($)	$0.94	$0.79	20%
ROE	8.0%	13.6%	(5.6) pps
Core ROE	16.7%	14.8%	1.9 pps
Book value per common share ($)	$23.09	$22.01	5%
Adjusted BV per common share ($)	$33.39	$30.04	11%
Financial leverage ratio (%)[3]	24.3%	26.0%	(1.7) pps
APE sales	$1,883	$1,600	21%
New business CSM	$658	$442	52%
NBV	$669	$509	34%
Global WAM net flows ($ billions)	$6.7	$4.4	55%

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Results by Segment

	Quarterly Results

($ millions, unless otherwise stated)	1Q24	1Q23	Change[5]
Asia (US$)
Net income attributed to shareholders	$270	$384	(29)%

Core earnings	488	361	39%

APE sales	950	868	13%

New business CSM	364	222	68%

NBV	343	275	28%
Canada

Net income attributed to shareholders	$273	$309	(12)%

Core earnings	364	353	3%

APE sales	450	293	54%

New business CSM	70	46	52%

NBV	157	92	71%
U.S. (US$)

Net income attributed to shareholders	$(80)	$138	nm

Core earnings	335	285	18%

APE sales	113	99	14%

New business CSM	72	70	3%

NBV	37	34	9%
Global WAM

Net income attributed to shareholders	$365	$297	24%

Core earnings	357	287	25%

Gross flows ($ billions)[5]	45.4	38.8	19%

Average AUMA ($ billions)[5]	880	804	9%

Core EBITDA margin (%)[3]	25.5%	22.4%	310 bps

Strategic Highlights

We are delivering against our strategy to optimize our portfolio

In the first quarter, we closed a milestone reinsurance transaction with Global Atlantic on four in-force blocks of legacy/low ROE business, including the largest LTC reinsurance deal in history. We have commenced a share buyback program to return capital released from this transaction to our shareholders.

In Canada, we entered into the largest universal life reinsurance agreement of its kind. The transaction, which closed on April 2, 2024, transferred $5.6 billion of insurance contract net liabilities to RGA Canada7. The expected capital release of $0.8 billion represents an attractive 16.2 times earnings multiple and will be returned to shareholders through an ordinary share repurchase program.8

In Asia, we continued to roll out our top-tier recognition and activation program, Manulife Pro, across the region with the recent expansion to Indonesia and Japan. The program provides selected agents with differentiated resources and tools, including dedicated underwriting support and enhanced customer engagement services with access to customer leads.

In Global WAM, we announced the closing of a $1.0 billion institutional fund - Manulife Capital Partners VII. The fund will invest in U.S. middle market companies across multiple industries, focusing on growth and high-yield opportunities.

In addition, we partnered with the Indonesia Investment Authority sovereign wealth fund to raise and manage funds for investment. The partnership involves co-investments between the sovereign wealth fund, Manulife, and third-party investors in Indonesian infrastructure, real estate, and the natural capital sectors, which include timberland and agriculture assets.

We are enhancing our digital leadership, delivering better customer experience and superior distribution capabilities

In Asia, we completed the roll-out of M-Pro, a first-in-market digital pre-issuance verification tool, to all distribution channels in Vietnam. M-Pro has further improved customer experience and we have received outstanding

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feedback on the ease of navigating policy issuance details, ability to review crucial policy information and transparency of the consultation process.

In the U.S., we accelerated our distribution team’s ability to act on sales opportunities and improved their efficiency in assisting agents by implementing JHINI – our new, AI-powered, sales enablement tool.

In addition, we streamlined our underwriting process and improved our John Hancock customers’ experience by expanding our usage of electronic health records and leveraging other types of underwriting evidence, which have allowed us to eliminate certain medical test requirements for all ages and face amounts.

In Global WAM, we completed the implementation of a new advisor retail wealth platform in Canada as part of our digital transformation strategy, representing more than $54 billion in AUMA, by leveraging an industry leading technology platform. The platform delivers an enhanced advisor and client experience and enables advisors to streamline their processes.

We are helping our customers live longer, healthier, and better lives

In Canada, we entered into a multi-year loyalty rewards partnership agreement with Aeroplan. Beginning in early summer 2024, eligible Manulife group benefits members will be able to earn rewards points using our group benefits digital platforms by engaging in behaviours and activities that encourage health and well-being.

In the U.S., we drove a 43% improvement compared with 1Q23 in the number of visits to the Vitality page of JohnHancock.com supported by the launch of Your Year in Wellness – our first social-sharing campaign to raise awareness about the value of John Hancock Vitality.

Delivered strong core earnings growth, while net income reflected the impact of the GA Reinsurance Transaction with largely neutral impact to book value9

Core earnings of $1.8 billion in 1Q24, up 16% from 1Q23

The 16% year-over-year increase in core earnings reflects strong business growth across our insurance businesses and higher fee income in Global WAM benefitting from favourable market impacts and positive net flows. Core earnings increased 39% in Asia and 25% in Global WAM compared with 1Q23. The provision for expected credit loss was a modest net release in 1Q24 compared with a net charge in 1Q23, reflecting a benign credit experience this quarter. Updates to actuarial methods and assumptions in the second half of 2023 also contributed to core earnings growth. These were partially offset by modestly more adverse insurance experience, and higher workforce-related costs primarily reflecting strong TSR10 performance. The net impact of the GA Reinsurance Transaction on core earnings was a $18 million charge in 1Q24.

Net Income attributed to shareholders of $0.9 billion in 1Q24, $0.5 billion lower compared with 1Q23

The $0.5 billion decrease in net income reflects the $0.8 billion impact from the GA Reinsurance Transaction, partially offset by core earnings growth. Most of the GA Reinsurance Transaction impact is from the sale of debt instruments related to the transaction, which, is broadly offset by an associated change in Other Comprehensive Income resulting in a neutral impact to book value. This, along with lower-than-expected returns on alternative long-duration assets and higher-than-expected returns on public equity, resulted in a $0.8 billion market experience loss in 1Q24. The overall book value per common share increased 5% compared with 1Q23.

Record levels of new insurance business results and strong net inflows in Global WAM

Continued momentum in our 1Q24 new business results with year-over-year growth across all insurance segments, resulting in increases of 21%, 52% and 34% in APE sales, new business CSM and NBV, respectively

•	In Asia, APE sales increased 13% from 1Q23, driven by growth in Asia Other and Japan, partially offset by lower sales in Hong Kong. Business mix and the impact of updates to actuarial methods and assumptions in the prior year further contributed to a 68% growth in new business CSM. NBV also increased 28% compared with 1Q23. The improvement in NBV margin was driven by our pricing discipline and changes in business mix.

•	Canada generated 54% growth in APE sales, driven by higher sales volumes in all business units, led by large-case Group Insurance sales. Combined with margin expansion in our insurance businesses, NBV and new business CSM increased 71% and 52%, respectively.

•	In the U.S., APE sales increased 14%, reflecting an increase in demand from affluent customers for accumulation insurance products. Combined with product mix, this led to a 3% and 9% increase in new business CSM and NBV, respectively.

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Global WAM net inflows of $6.7 billion in 1Q24, increased $2.3 billion compared with $4.4 billion in 1Q23

•	Retirement net inflows of $3.2 billion in 1Q24 increased from $1.2 billion in 1Q23, reflecting higher new retirement plan sales across our three geographies.

•	Retail net inflows of $1.7 billion in 1Q24 increased from $0.8 billion in 1Q23, driven by increased demand for investment products amid equity market recovery and improved investor sentiment.

•	Institutional Asset Management net inflows of $1.8 billion in 1Q24 decreased compared with $2.5 billion in 1Q23 as higher fixed income mandates sales and lower money market redemptions were more than offset by higher redemptions in fixed income and equity mandates.

Increase in CSM balance driven by organic CSM growth and favourable impact of markets

CSM net of NCI11 was $21,089 million as at March 31, 2024

CSM net of NCI increased $649 million compared with December 31, 2023. Organic CSM movement was an increase of $314 million in 1Q24, primarily driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings. Insurance experience improved both quarter-over-quarter and year-over-year. Inorganic CSM movement was an increase of $335 million for the same period, primarily driven by the favourable impacts of equity market performance and changes in foreign currency exchange rates, partially offset by the impact of the GA Reinsurance Transaction. Post-tax CSM net of NCI1 was $18,547 million as at March 31, 2024.

[1]

Core earnings, net income attributed to shareholders excluding the impact of the GA Reinsurance Transaction and post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) are non-GAAP financial measures. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” below and in our 1Q24 Management’s Discussion and Analysis (“1Q24 MD&A”).

[2]

Percentage growth / declines in core earnings, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), EPS excluding the impact of the GA Reinsurance Transaction, new business contractual service margin net of NCI (“new business CSM”), and net income attributed to shareholders are stated on a constant exchange rate basis and are non-GAAP ratios.

[3]

Core EPS, EPS excluding the impact of the GA Reinsurance transaction, core ROE, ROE excluding the impact of the GA Reinsurance Transaction, adjusted book value per common share (“adjusted BV per common share”), financial leverage ratio and core EBITDA margin are non-GAAP ratios.

[4]

Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at March 31, 2024. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

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For more information on annualized premium equivalent (“APE”) sales, NBV, net flows, gross flows and average asset under management and administration (“average AUMA”), see “Non-GAAP and other financial measures” below. In this news release, percentage growth/decline in APE sales, NBV, net flows, gross flows and average AUMA are stated on a constant exchange rate basis.

[6]	Refer to “Result at a Glance” for 1Q24 and 1Q23 results.
[7]	RGA Life Reinsurance Company of Canada. Insurance contract net liabilities as of March 31, 2024.
[8]	See “Caution regarding forward-looking statements” below. Expected capital release and earnings multiple estimates were as of December 31, 2023.
[9]	See section A1 “Profitability” in our 1Q24 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.
[10]	Total shareholder return (“TSR”).
[11]	Non-controlling interests (“NCI”).

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Quarterly Results Conference Call

Manulife will host a conference call and live webcast on its first quarter 2024 results on May 9, 2024, at 8:00 a.m. (ET). To access the conference call, dial 1-800-806-5484 or 1-416-340-2217 (Passcode: 5223647#). Please call in 15 minutes before the scheduled start time. You will be required to provide your name and organization to the operator. You may access the webcast at manulife.com/en/investors/results-and-reports.

The archived webcast will be available following the call at the same URL as above. A replay of the call will also be available until June 8, 2024, by dialing 1-800-408-3053 or 1-905-694-9451 (Passcode: 6423312#).

The First Quarter 2024 Statistical Information Package and 2023 Embedded Value report are also available on the Manulife website at www.manulife.com/en/investors/results-and-reports.

This earnings news release should be read in conjunction with the Company’s First Quarter 2024 Report to Shareholders, including our unaudited interim Consolidated Financial Statements for the three months ended March 31, 2024, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which is available on our website at https://www.manulife.com/en/investors/results-and-reports.html. The Company’s 1Q24 MD&A and additional information relating to the Company is available on the SEDAR+ website at http://www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s (“SEC”) website at http://www.sec.gov.

Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.

Media Inquiries Cheryl Holmes (416) 557-0945 Cheryl_Holmes@manulife.com	Investor Relations Hung Ko (416) 806-9921 Hung_Ko@manulife.com

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Earnings

The following table presents net income attributed to shareholders, consisting of core earnings and details of the items excluded from core earnings:

	Quarterly Results
($ millions)	1Q24	4Q23	1Q23
Core earnings
Asia	$657	$564	$489
Canada	364	352	353
U.S.	452	474	385
Global Wealth and Asset Management	357	353	287
Corporate and Other	(76)	30	17
Total core earnings	$1,754	$1,773	$1,531
Items excluded from core earnings:
Market experience gains (losses)	(779)	(133)	(65)
Change in actuarial methods and assumptions that flow directly through income	-	119	-
Restructuring charge	-	(36)	-
Reinsurance transactions, tax-related items and other	(109)	(64)	(60)
Net income attributed to shareholders	$866	$1,659	$1,406

Non-GAAP and other financial measures

The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).

Non-GAAP financial measures include core earnings (loss); core earnings available to common shareholders; net income excluding the impact of the GA Reinsurance Transaction; common shareholders’ net income excluding the GA Reinsurance Transaction; core earnings before income taxes, depreciation and amortization (“core EBITDA”); core revenue; adjusted book value; post-tax contractual service margin; and post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”). In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; and common shareholders’ net income.

Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); return on common shareholders’ equity (“ROE”) excluding the impact of the GA Reinsurance Transaction; diluted core earnings per common share (“core EPS”); diluted earnings per common share (“EPS”) excluding the impact of the GA Reinsurance Transaction; adjusted book value per common share; financial leverage ratio; core EBITDA margin; and percentage growth/decline on a constant exchange rate basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; diluted earnings per common share (“EPS”); and new business CSM.

Other specified financial measures include NBV; APE sales; gross flows; net flows; average assets under management and administration (“average AUMA”); and percentage growth/decline in these foregoing specified financial measures. In addition, explanations of the components of the CSM movement, other than the new business CSM were provided in the 1Q24 MD&A.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 1Q24 MD&A, which is incorporated by reference.

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Reconciliation of core earnings to net income attributed to shareholders

	1Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$594	$381	$(154)	$426	$5	$1,252
Income tax (expenses) recoveries
Core earnings	(67)	(91)	(103)	(58)	33	(286)
Items excluded from core earnings	(83)	8	149	(3)	(65)	6
Income tax (expenses) recoveries	(150)	(83)	46	(61)	(32)	(280)
Net income (post-tax)	444	298	(108)	365	(27)	972
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	55	-	-	-	-	55
Participating policyholders	26	25	-	-	-	51
Net income (loss) attributed to shareholders (post-tax)	363	273	(108)	365	(27)	866
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(250)	(91)	(534)	6	90	(779)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(44)	-	(26)	2	(41)	(109)
Core earnings (post-tax)	$657	$364	$452	$357	$(76)	$1,754
Income tax on core earnings (see above)	67	91	103	58	(33)	286
Core earnings (pre-tax)	$724	$455	$555	$415	$(109)	$2,040

Core earnings, CER basis and U.S. dollars

	1Q24
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$657	$364	$452	$357	$(76)	$1,754
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$657	$364	$452	$357	$(76)	$1,754
Income tax on core earnings, CER basis(2)	67	91	103	58	(33)	286
Core earnings, CER basis (pre-tax)	$724	$455	$555	$415	$(109)	$2,040
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$488		$335
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$488		$335

(1)	The impact of updating foreign exchange rates to that which was used in 1Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q24.

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Reconciliation of core earnings to net income attributed to shareholders

	4Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$847	$498	$244	$424	$110	$2,123
Income tax (expenses) recoveries
Core earnings	(76)	(87)	(113)	(55)	37	(294)
Items excluded from core earnings	(33)	(29)	67	(3)	(30)	(28)
Income tax (expenses) recoveries	(109)	(116)	(46)	(58)	7	(322)
Net income (post-tax)	738	382	198	366	117	1,801
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	37	-	-	1	1	39
Participating policyholders	86	17	-	-	-	103
Net income (loss) attributed to shareholders (post-tax)	615	365	198	365	116	1,659
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	-	9	(279)	51	86	(133)
Changes in actuarial methods and assumptions that flow directly through income	89	4	26	-	-	119
Restructuring charge	-	-	-	(36)	-	(36)
Reinsurance transactions, tax related items and other	(38)	-	(23)	(3)	-	(64)
Core earnings (post-tax)	$564	$352	$474	$353	$30	$1,773
Income tax on core earnings (see above)	76	87	113	55	(37)	294
Core earnings (pre-tax)	$640	$439	$587	$408	$(7)	$2,067

Core earnings, CER basis and U.S. dollars

	4Q23
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$564	$352	$474	$353	$30	$1,773
CER adjustment(1)	(7)	-	(4)	(2)	(1)	(14)
Core earnings, CER basis (post-tax)	$557	$352	$470	$351	$29	$1,759
Income tax on core earnings, CER basis(2)	76	87	112	55	(38)	292
Core earnings, CER basis (pre-tax)	$633	$439	$582	$406	$(9)	$2,051
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$414		$349
CER adjustment US $(1)	(1)		-
Core earnings, CER basis (post-tax), US $	$413		$349

(1)	The impact of updating foreign exchange rates to that which was used in 1Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 4Q23.

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Reconciliation of core earnings to net income attributed to shareholders

	1Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$613	$423	$219	$345	$119	$1,719
Income tax (expenses) recoveries
Core earnings	(68)	(85)	(86)	(45)	14	(270)
Items excluded from core earnings	(37)	(14)	53	(3)	(38)	(39)
Income tax (expenses) recoveries	(105)	(99)	(33)	(48)	(24)	(309)
Net income (post-tax)	508	324	186	297	95	1,410
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	54	-	-	-	-	54
Participating policyholders	(65)	15	-	-	-	(50)
Net income (loss) attributed to shareholders (post-tax)	519	309	186	297	95	1,406
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	30	(44)	(166)	9	106	(65)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	-	-	(33)	1	(28)	(60)
Core earnings (post-tax)	$489	$353	$385	$287	$17	$1,531
Income tax on core earnings (see above)	68	85	86	45	(14)	270
Core earnings (pre-tax)	$557	$438	$471	$332	$3	$1,801

Core earnings, CER basis and U.S. dollars

	1Q23
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$489	$353	$385	$287	$17	$1,531
CER adjustment(1)	(16)	-	(1)	(1)	-	(18)
Core earnings, CER basis (post-tax)	$473	$353	$384	$286	$17	$1,513
Income tax on core earnings, CER basis(2)	66	85	85	45	(14)	267
Core earnings, CER basis (pre-tax)	$539	$438	$469	$331	$3	$1,780
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$361		$285
CER adjustment US $(1)	(10)		-
Core earnings, CER basis (post-tax), US $	$351		$285

(1)	The impact of updating foreign exchange rates to that which was used in 1Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q23.

Core earnings available to common shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Core earnings	$1,754	$1,773	$1,743	$1,637	$1,531	$6,684
Less: Preferred share dividends and other equity distributions	55	99	54	98	52	303
Core earnings available to common shareholders	1,699	1,674	1,689	1,539	1,479	6,381
CER adjustment(1)	-	(14)	2	(8)	(18)	(38)
Core earnings available to common shareholders, CER basis	$1,699	$1,660	$1,691	$1,531	$1,461	$6,343

(1)	The impact of updating foreign exchange rates to that which was used in 1Q24.

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Core ROE

($ millions, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Core earnings available to common shareholders	$1,699	$1,674	$1,689	$1,539	$1,479	$6,381
Annualized core earnings available to common shareholders (post-tax)	$6,833	$6,641	$6,701	$6,173	$5,998	$6,381
Average common shareholders’ equity (see below)	$40,984	$40,563	$39,897	$39,881	$40,465	$40,201
Core ROE (annualized) (%)	16.7%	16.4%	16.8%	15.5%	14.8%	15.9%
Average common shareholders’ equity
Total shareholders’ and other equity	$48,250	$47,039	$47,407	$45,707	$47,375	$47,039
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$41,590	$40,379	$40,747	$39,047	$40,715	$40,379
Average common shareholders’ equity	$40,984	$40,563	$39,897	$39,881	$40,465	$40,201

Net income attributed to shareholders excluding the GA Reinsurance Transaction

For the three months ended March 31,
($ millions and post-tax)	2024
Net income attributed to shareholders per financial statements	$866
Less: Net loss attributed to shareholders from the GA Reinsurance Transaction	(767)
Net income attributed to shareholders excluding the GA Reinsurance Transaction	$1,633

ROE excluding the GA Reinsurance Transaction

For the three months ended March 31,
($ millions, unless otherwise stated)	2024
Net income attributed to shareholders excluding the GA Reinsurance Transaction	$1,633
Less: Preferred share dividends and other equity distributions	55
Common shareholders’ net income excluding the GA Reinsurance transaction	$1,578
Annualized common shareholders’ net income excluding the GA Reinsurance transaction	$6,347
Average Common shareholders’ equity	$40,984
ROE excluding the GA Reinsurance Transaction (annualized)	15.5%

CSM and post-tax CSM information

($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	June 30, 2023	Mar 31, 2023
CSM	$22,075	$21,301	$18,149	$18,103	$18,200
Less: CSM for NCI	986	861	780	680	733
CSM, net of NCI	$21,089	$20,440	$17,369	$17,423	$17,467
CER adjustment(1)	(26)	206	(27)	175	(316)
CSM, net of NCI, CER basis	$21,063	$20,646	$17,342	$17,598	$17,151
Post-tax CSM
CSM	$22,075	$21,301	$18,149	$18,103	$18,200
Marginal tax rate on CSM	(2,650)	(2,798)	(2,474)	(2,645)	(2,724)
Post-tax CSM	$19,425	$18,503	$15,675	$15,458	$15,476
CSM, net of NCI	$21,089	$20,440	$17,369	$17,423	$17,467
Marginal tax rate on CSM net of NCI	(2,542)	(2,692)	(2,377)	(2,546)	(2,617)
Post-tax CSM net of NCI	$18,547	$17,748	$14,992	$14,877	$14,850

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New business CSM(1) detail, CER basis

($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q24	4Q23	3Q23	2Q23	1Q23	2023
New business CSM
Hong Kong	$168	$199	$167	$191	$119	$676
Japan	48	42	29	19	36	126
Asia Other	275	173	206	222	146	747
International High Net Worth						231
Mainland China						138
Singapore						244
Vietnam						87
Other Emerging Markets						47
Asia	491	414	402	432	301	1,549
Canada	70	70	51	57	46	224
U.S.	97	142	54	103	95	394
Total new business CSM	$658	$626	$507	$592	$442	$2,167
New business CSM, CER adjustment(2),(3)
Hong Kong	$-	$(2)	$2	$1	$(1)	$-
Japan	-	(3)	(1)	(1)	(3)	(8)
Asia Other	-	-	1	(2)	(4)	(5)
International High Net Worth						1
Mainland China						(1)
Singapore						-
Vietnam						(4)
Other Emerging Markets						(1)
Asia	-	(5)	2	(2)	(8)	(13)
Canada	-	-	1	(1)	-	-
U.S.	-	(2)	1	-	-	(1)
Total new business CSM	$-	$(7)	$4	$(3)	$(8)	$(14)
New business CSM, CER basis
Hong Kong	$168	$197	$169	$192	$118	$676
Japan	48	39	28	18	33	118
Asia Other	275	173	207	220	142	742
International High Net Worth						232
Mainland China						137
Singapore						244
Vietnam						83
Other Emerging Markets						46
Asia	491	409	404	430	293	1,536
Canada	70	70	52	56	46	224
U.S.	97	140	55	103	95	393
Total new business CSM, CER basis	$658	$619	$511	$589	$434	$2,153

(1)	New business CSM is net of NCI.
(2)	The impact of updating foreign exchange rates to that which was used in 1Q24.
(3)

New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

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Net income financial measures on a CER basis

($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Net income (loss) attributed to shareholders:
Asia	$363	$615	$84	$130	$519	$1,348
Canada	273	365	290	227	309	1,191
U.S.	(108)	198	72	183	186	639
Global WAM	365	365	318	317	297	1,297
Corporate and Other	(27)	116	249	168	95	628
Total net income (loss) attributed to shareholders	866	1,659	1,013	1,025	1,406	5,103
Preferred share dividends and other equity distributions	(55)	(99)	(54)	(98)	(52)	(303)
Common shareholders’ net income (loss)	$811	$1,560	$959	$927	$1,354	$4,800
CER adjustment(1)
Asia	$-	$(6)	$2	$13	$(5)	$4
Canada	-	1	1	-	(2)	-
U.S.	-	(5)	(1)	3	(1)	(4)
Global WAM	-	(3)	1	1	(3)	(4)
Corporate and Other	-	(1)	1	(12)	(2)	(14)
Total net income (loss) attributed to shareholders	-	(14)	4	5	(13)	(18)
Preferred share dividends and other equity distributions	-	-	-	-	-	-
Common shareholders’ net income (loss)	$-	$(14)	$4	$5	$(13)	$(18)
Net income (loss) attributed to shareholders, CER basis
Asia	$363	$609	$86	$143	$514	$1,352
Canada	273	366	291	227	307	1,191
U.S.	(108)	193	71	186	185	635
Global WAM	365	362	319	318	294	1,293
Corporate and Other	(27)	115	250	156	93	614
Total net income (loss) attributed to shareholders, CER basis	866	1,645	1,017	1,030	1,393	5,085
Preferred share dividends and other equity distributions, CER basis	(55)	(99)	(54)	(98)	(52)	(303)
Common shareholders’ net income (loss), CER basis	$811	$1,546	$963	$932	$1,341	$4,782
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$270	$452	$63	$96	$384	$995
CER adjustment, US $(1)	-	-	1	10	(2)	9
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$270	$452	$64	$106	$382	$1,004

(1)	The impact of updating foreign exchange rates to that which was used in 1Q24.
(2)	Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.

Adjusted book value

As at ($ millions)	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	June 30, 2023	Mar 31, 2023
Common shareholders’ equity	$41,590	$40,379	$40,747	$39,047	$40,715
Post-tax CSM, net of NCI	18,547	17,748	14,992	14,877	14,850
Adjusted book value	$60,137	$58,127	$55,739	$53,924	$55,565

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Reconciliation of Global WAM core earnings to core EBITDA

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Global WAM core earnings (post-tax)	$357	$353	$361	$320	$287	$1,321
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	58	55	59	45	45	204
Amortization of deferred acquisition costs and other depreciation	42	45	41	40	40	166
Amortization of deferred sales commissions	20	21	19	19	21	80
Core EBITDA	$477	$474	$480	$424	$393	$1,771
CER adjustment(1)	-	(4)	1	1	(2)	(4)
Core EBITDA, CER basis	$477	$470	$481	$425	$391	$1,767
(1) The impact of updating foreign exchange rates to that which was used in 1Q24. Core EBITDA margin and core revenue
	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Core EBITDA margin
Core EBITDA	$477	$474	$480	$424	$393	$1,771
Core revenue	$1,873	$1,842	$1,783	$1,722	$1,756	$7,103
Core EBITDA margin	25.5%	25.7%	26.9%	24.6%	22.4%	24.9%
Global WAM core revenue
Other revenue per financial statements	$1,808	$1,719	$1,645	$1,691	$1,691	$6,746
Less: Other revenue in segments other than Global WAM	58	31	(64)	44	26	37
Other revenue in Global WAM (fee income)	$1,750	$1,688	$1,709	$1,647	$1,665	$6,709
Investment income per financial statements	$4,251	$4,497	$4,028	$4,135	$3,520	$16,180
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	538	2,674	(2,430)	950	1,944	3,138
Total investment income	4,789	7,171	1,598	5,085	5,464	19,318
Less: Investment income in segments other than Global WAM	4,649	6,941	1,578	5,010	5,357	18,886
Investment income in Global WAM	$140	$230	$20	$75	$107	$432
Total other revenue and investment income in Global WAM	$1,890	$1,918	$1,729	$1,722	$1,772	$7,141
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	8	63	(54)	7	12	28
Revenue related to integration and acquisitions	9	13	-	(7)	4	10
Global WAM core revenue	$1,873	$1,842	$1,783	$1,722	$1,756	$7,103

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS:

From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to our ability to achieve our medium-term financial and operating targets, the capital release associated with reinsurance transactions, and possible share buybacks, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, and in the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports, as well as elsewhere in our filings with Canadian and U.S. securities regulators.

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The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

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